Exhibit (a)(1)(F)

Shift Announces Exchange Offer and Consent Solicitation
Relating to its Public Warrants

SAN FRANCISCO, CALIF. (November 25, 2020) Shift Technologies, Inc. (NASDAQ: SFT), “Shift,” a leading end-to-end ecommerce platform for buying and selling used cars, today announced that it has commenced an offer to exchange (the “Offer”) relating to its outstanding publicly traded warrants (the “Public Warrants”). Shift is offering to exchange 0.25 shares of its Class A common stock (“Class A Common Stock”) and $1.00 in cash, without interest (together, the “Exchange Consideration”), for each Public Warrant tendered.

Concurrently with the Offer, Shift is soliciting consents (the “Consent Solicitation”) from holders of the Public Warrants to amend the Warrant Agreement, dated as of March 22, 2019, which governs all of the Public Warrants to permit Shift to require that each outstanding Public Warrant be converted into a combination of 0.225 shares of its Class A Common Stock and $0.90 in cash, without interest (the “Conversion Consideration”), which Conversion Consideration is a ratio that is approximately 10% less than the Exchange Consideration applicable to the Offer.

The Offer commenced today and will expire, unless extended, at 12:00 midnight, Eastern Time, on December 23, 2020. Tenders of Public Warrants must be made prior to the expiration of the Offer to Exchange and may be withdrawn at any time prior to the expiration of the Offer.

The Offer and Consent Solicitation are being made pursuant to an Offer to Exchange, Definitive Proxy Statement and Schedule TO, each dated November 25, 2020, which more fully set forth the terms and conditions of the Offer and Consent Solicitation and have been filed with the Securities and Exchange Commission (the “SEC”).

Shift’s Class A Common Stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “SFT” and its Public Warrants are quoted on Nasdaq under the symbol “SFTTW.”

As of November 24, 2020, Shift had 82,106,969 outstanding shares of Class A Common Stock, and 7,532,494 outstanding Public Warrants.

None of Shift, its Board of Directors, the dealer manager for the Offer, the information agent for the Offer or the depositary for the Offer will make any recommendation to warrant holders as to whether to tender or refrain from tendering their warrants or as to the price or prices at which they might choose to tender their warrants pursuant to the proposed exchange offer. Securityholders must make their own decision as to whether to tender their warrants and, if so, how many warrants to tender.

The information agent for the Offer is Morrow Sodali. The dealer manager for the Offer is Wells Fargo Securities. The depositary for the Offer is Continental Stock Transfer & Trust Company.

Additional Information. This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell the Public Warrants or an offer to sell or a solicitation to buy any shares of the Company’s Class A Common Stock. The Offer described above is made only pursuant to a Tender Offer Statement on Schedule TO, as amended, and related exhibits, including the Amended and Restated Offer to Exchange Letter, Letter of Transmittal and Consent and other related documents, filed with the SEC. The Amended and Restated Offer to Exchange Letter will be mailed to Public Warrant holders of record and will also be made available for distribution to beneficial owners of Public Warrants. The solicitation of offers to exchange Public Warrants for shares of the Company’s Class A Common Stock will only be made pursuant to the Amended and Restated Offer to Exchange Letter. Public Warrant holders should read carefully the Tender Offer Statement on Schedule TO, as amended, Amended and Restated Offer to Exchange Letter, Letter of Transmittal and Consent and related exhibits and the Definitive Proxy Statement, as they contain important information about the Offer. Public Warrant holders can obtain these documents free of charge from the SEC’s website at www.sec.gov, or by directing a request to the information agent for the Offer, Morrow Sodali, toll-free (800) 662-5200 (banks and brokerage firms, please call (203) 658-9400).

About Shift

Shift is a leading end-to-end auto ecommerce platform transforming the used car industry with a technology-driven, hassle-free customer experience. Shift’s mission is to make car purchase and ownership simple — to make buying or selling a used car fun, fair, and accessible to everyone. Shift provides comprehensive, digital solutions throughout the car ownership lifecycle: finding the right car, having a test drive brought to you before buying the car, a seamless digitally-driven purchase transaction including financing and vehicle protection products, an efficient, digital trade-in/sale transaction, and a vision to provide high-value support services during car ownership. For more information, visit www.shift.com.

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of Shift’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the risk that the business combination disrupts Shift’s current plans and operations; (2) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, Shift’s ability to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (3) costs related to the business combination; (4) changes in applicable laws or regulations; (5) the possibility that Shift may be adversely affected by other economic, business, and/or competitive factors; (6) the operational and financial outlook of Shift; (7) the ability for Shift to execute its growth strategy; and (8) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Shift. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Shift undertakes no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor Relations:

Mark Roberts, Blueshirt Capital Markets
IR@shift.com

Media Contact:

Jeff Fox, The Blueshirt Group

jeff@blueshirtgroup.com

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